American Battery Metals Corp.

930 Tahoe Blvd., Suite 802-16

Incline Village, NV 89451

January 4, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: American Battery Metals Corp.

Registration Statement on Form S-1

Filed December 22, 2020

File No. 333-251573

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Battery Metals Corp. (the “Registrant”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. Eastern Standard Time on Wednesday, January 6, 2021, or as soon thereafter as is practicable.

The Registrant acknowledges in connection with the above request for acceleration of the effective date of the Registration Statement that:

(i)should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority (the “Staff”), declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the above to the undersigned at (775) 473-4744.

Best regards,

/s/ Douglas Cole

Douglas Cole

Chief Executive Officer